Exhibit 99.1

News Release

Suncor Energy announces 2026 corporate guidance

All financial figures are in Canadian dollars, unless noted otherwise

Calgary, Alberta (December 11, 2025)

•	Guidance reinforces company’s commitment to delivering superior shareholder returns
•	Upstream production growth and refining utilization above 2024 Investor Day targets for 2026
•	Continued capital discipline with select high-quality strategic investments
•	Increased share repurchases of $275 million per month, projecting $3.3 billion in 2026
•	Progress update on 2024 Investor Day 3-year targets to be provided in early January 2026

Suncor Energy (TSX: SU) (NYSE: SU) released its 2026 corporate guidance today, highlighting continued operational excellence while setting the stage for the next phase of free funds flow growth and long-term shareholder value creation.

“The company’s 2026 guidance reinforces our focus on best-in-class execution and operational excellence, building on the momentum of the past two record-breaking years,” said Rich Kruger, President and Chief Executive Officer. “Using the same shareholder focused, disciplined, and ratable approach undertaken in 2025, 100% of excess funds will continue to be returned to shareholders through share buybacks in 2026. To underscore our commitment, this month we increased buybacks by 10% to $275 million per month, pointing toward a projected $3.3 billion of repurchases in 2026.”

Annual upstream production is expected to be between 840,000 to 870,000 bbls/d in 2026, representing growth of more than 100,000 bbls/day compared to 2023 and exceeding targets outlined at the 2024 Investor Day. Annual refining utilization is expected to average between 99% and 102%, reflecting continued improved performance across the company’s entire downstream portfolio. These outlooks reflect the sustainability of and company’s confidence in the material gains achieved in 2024 and 2025. The outlooks also reflect planned turnaround and maintenance activities, including a major turnaround at Firebag and scheduled maintenance at Base Plant, Syncrude, and Fort Hills. Downstream utilization incorporates planned turnarounds at all four of the company’s refineries.

Suncor’s 2026 capital program continues to ensure the efficient deployment of sustaining capital while selectively investing in high-value opportunities. Total capital expenditures are expected to be $5.7 billion at the midpoint, achieving the target set at the 2024 Investor Day. Major economic investments planned or continuing in 2026 include in situ well pads, Mildred Lake East, West White Rose, Fort Hills North Pit development and the ongoing execution of the Petro-Canada retail network optimization plan.

“Underpinned by resilient cash flow from our increasingly predictable and ratable operational results, we remain focused on delivering superior shareholder value in 2026 and beyond,” said Rich Kruger. “In early January 2026, we will provide an update on 2025 operational results as well as an update on performance relative to the company’s 3-year plan detailed in its 2024 Investor Day targets, demonstrating our commitment to both high performance and delivering on our commitments.”

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3

Production Guidance

(bbls/d)	2026 Full Year Outlook
Total bitumen production	915,000	-	955,000

Upgraded - net SCO and diesel	530,000	-	540,000
Non-upgraded bitumen	255,000	-	270,000
Total Oil Sands production	785,000	-	810,000
Exploration and Production	55,000	-	60,000
Total Production	840,000	-	870,000

By Asset:
Oil Sands operations - SCO and diesel	350,000	-	365,000
Oil Sands operations - non-upgraded bitumen	120,000	-	130,000
Oil Sands operations (1)	470,000	-	495,000
Fort Hills	175,000	-	185,000
Syncrude Suncor working interest of 58.74% (2)	200,000	-	210,000
Inter-Asset Transfers and Consumption (3)	(60,000)	-	(80,000)
Total Oil Sands production	785,000	-	810,000
Exploration and Production	55,000	-	60,000
Total Production	840,000	-	870,000

Throughput and Product Sales Guidance

	2026 Full Year Outlook
Refinery Throughput (bbls/d)	460,000	-	475,000
Refinery Utilization (4)	99%	-	102%
Refined Product Sales (bbls/d)	600,000	-	620,000

Capital Guidance (5)

(C$ millions)	2026 Full Year Outlook			% Economic Investment (6)
Oil Sands	3,850	-	3,925	45%
E&P	425	-	475	100%
Downstream	1,300	-	1,375	30%
Corporate		25		5%
Total	5,600	-	5,800	45%

Cash Operating Cost Guidance

(C$/bbl)	2026 Full Year Outlook
Oil Sands operations cash operating costs (7)(10)	26.00	-	29.00
Fort Hills cash operating costs (8)(10)	33.00	-	36.00
Syncrude cash operating costs (9)(10)	34.00	-	37.00

Other Information

	2026 Full Year Outlook
Current Income Tax Expense (C$ millions) (11)	1,700	-	2,000
Canadian Tax Rate (effective)	24%	-	25%
US Tax Rate (effective)	22%	-	23%
Average Corporate interest rate	5%	-	6%
Oil Sands operations Crown Royalties (12)	8%	-	11%
Fort Hills Crown Royalties (12)	3%	-	5%
Syncrude Crown Royalties (12)	9%	-	12%
East Coast Canada Royalties (12)	16%	-	20%

Business Environment (13)

2026 Full Year Outlook
Oil Prices - Brent, Sullom Voe (US$/bbl)	66.00
WTI, Cushing (US$/bbl)	62.00
WCS, Hardisty (US$/bbl)	49.00
SYN, Hardisty (US$/bbl)	62.50
Refining Margin - NY Harbor 2-1-1 crack (US$/bbl)	24.00
Chicago 2-1-1 crack (US$/bbl)	19.00
Suncor custom 5-2-2-1 index (US$/bbl)	27.95
Natural Gas Price - AECO - C Spot (C$/GJ)	3.00
Alberta Power Pool Prices (C$/MWh)	55.00
Exchange Rate (US$/C$)	0.73

Adjusted Funds From Operations Sensitivities (14)

(C$ millions)	Approximate Impact to 2026 Full Year Outlook
+US$1/bbl WTI	~215
+US$1/bbl NYH 2-1-1	~180
+0.01 US$/C$ Exchange Rate	~(270)
+C$1/GJ AECO	~(250)
+C$20/MWh Alberta Power	~140
+US$1/bbl WCS-WTI Differential	~0
+US$1/bbl SYN-WTI Differential	~60

1.	Oil Sands operations is comprised of Firebag, MacKay River, and Base Plant. Oil Sands operations synthetic crude oil (SCO) is produced from bitumen that is sourced from Oil Sands operations, as well as inter-asset transfers from Fort Hills and Syncrude.

2.	Syncrude production includes inter-asset transfers from/to Oil Sands operations.

3.	Inter-Asset Transfers and Consumption includes bitumen, sour crude, diesel and other product transfers between assets as well as internally consumed products.

4.	Refinery utilization is based on the following crude processing capacities: Edmonton - 146,000 bbls/d; Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; and Commerce City - 98,000 bbls/d.

5.	Capital expenditures exclude capitalized interest of approximately $150 million.

6.	Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor's Management's Discussion and Analysis for the Third Quarter of 2025 dated November 4, 2025 (the "MD&A"), available at www. sedarplus.ca.

7.	Oil Sands operations cash operating costs per barrel are based on the following assumptions: production volumes, sales mix, average natural gas prices, and average Alberta power pool prices as described in the tables above.

8.	Fort Hills cash operating costs per barrel are based on the following assumptions: production volumes, average natural gas prices, and average Alberta power pool prices as described in the tables above.

9.	Syncrude cash operating costs per barrel are based on the following assumptions: production volumes, average natural gas prices, and average Alberta power pool prices as described in the tables above.

10.	Oil Sands operations cash operating costs, Fort Hills cash operating costs, and Syncrude cash operating costs are non-GAAP financial measures. Non-GAAP financial measures are not prescribed by GAAP and therefore do not have any standardized meaning. Users are cautioned that these measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations. For more information, see the Cash Operating Costs and Non-GAAP Financial Measures Advisory sections of the MD&A. Both sections are incorporated by reference herein.

11.	Reflects income taxes that impact adjusted funds from operations.

12.	Reflected as a percentage of gross revenue.

13.	Approximates the forward pricing curve at the time of publication.

14.	Baseline adjusted funds from operations has been derived from midpoint of 2026 guidance and the associated business environment. Sensitivities are based on changing a single factor by its indicated range while holding the rest constant.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the expectation that Suncor will provide an update in January 2026 on its 2024 Investor Day targets, the expectation that Suncor will return 100% of excess funds to shareholders through share buybacks and will execute $275 million in monthly repurchases for a total of $3.3 billion of repurchases in 2026, Suncor’s expectations around 2026 annual production, including the total production range, the total bitumen production range, the upgraded - net SCO and diesel range, non-upgraded bitumen range, total Oil Sands production range, and total Exploration and Production range; the planned production ranges for each producing asset including the total planned production range for Oil Sands operations, the planned production range for SCO and diesel, and non-upgraded bitumen from Oil Sands operations, the planned production range for each of Fort Hills and Syncrude, and the planned range of inter-asset transfers and consumption; Suncor’s expectations of cash operating costs for Oil Sands operations, Fort Hills, and Syncrude; Suncor’s expected refinery throughput, refinery utilization, and refined product sales; Suncor’s expected total capital expenditures as well as for each of its segments; Suncor’s expected maintenance and turnarounds at Firebag, Base Plant, Fort Hills, and Syncrude upstream assets as well as Edmonton, Montreal, Sarnia and Commerce City refineries; and the major economic investments planned or continuing in 2026. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe”, “anticipate” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude, and Fort Hills 2026 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2026. Assumptions for the Exploration and Production 2026 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2026 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•	Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.

•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•	Unplanned maintenance. Production estimates and capital expenditures could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•	Planned maintenance events. Production estimates and capital expenditures, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•	Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•	Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs, and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A for the period ended September 30, 2025, and are reconciled to the comparable GAAP measure in the MD&A, and each such reconciliation is incorporated by reference herein. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs per barrel are based upon the production assumptions of each respective asset and that the natural gas used at each respective asset will be priced at an average of $3.00/GJ for 2026. The Syncrude cash operating costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2025 dated November 4, 2025 (the “MD&A”), its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated February 26, 2025, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investment in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com

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